

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 12, 2007

VIA U.S. MAIL and FACSIMILE

Paul J. Reilly
Arrow Electronics, Inc.
Chief Financial Officer
50 Marcus Drive
Melville, NY 11747

> **RE:** **Arrow Electronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 23, 2007**
> **File No. 001-04482**

Dear Mr. Reilly:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant